Exhibit 12.1

                   VALERO ENERGY CORPORATION AND SUBSIDIARIES
         STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                      (Millions of Dollars, Except Ratios)


                                               Six Months                          Year Ended December 31,
                                                  Ended               ------------------------------------------------------------
                                              June 30, 2003          2002        2001        2000         1999        1998
                                              -------------          ----        ----        ----         ----        ----
Earnings:
Income from continuing operations
  before income tax expense,
  minority interest in net income of
  Valero L.P., distributions on preferred
  securities of subsidiary trusts and
  income  from equity investees............      $ 490.7          $ 191.5    $   913.0    $ 530.4      $  17.9     $ (77.8)
Add:
  Fixed charges............................        206.6            408.9        143.2      114.6         80.2        53.7
  Amortization of capitalized interest.....          3.0              5.7          5.3        5.1          5.2         4.9
  Distributions from equity investees......          8.8              4.8          2.8        9.2          4.0         0.5
Less:
  Interest capitalized.....................         (9.2)           (16.2)       (10.6)      (7.4)        (5.8)       (5.3)
  Distributions on preferred securities
    of subsidiary trusts...................        (15.0)           (30.0)       (13.4)      (6.8)           -           -
  Minority interest in net income of
    Valero L.P.............................         (2.4)           (14.1)           -          -            -           -
                                                   -----            -----      -------      -----        -----        ----
Total earnings.............................      $ 682.5          $ 550.6    $ 1,040.3    $ 645.1      $ 101.5     $ (24.0)
                                                   =====            =====      =======      =====        =====        ====

Fixed charges:
  Interest expense, net....................      $ 138.3          $ 285.7      $  88.5    $  76.3       $ 55.4      $ 32.5
  Interest capitalized.....................          9.2             16.2         10.6        7.4          5.8         5.3
  Rental expense interest factor (1).......         44.1             77.0         30.7       24.1         19.0        15.9
  Distributions on preferred securities
    of subsidiary trusts...................         15.0             30.0         13.4        6.8            -           -
Total fixed charges........................      $ 206.6          $ 408.9      $ 143.2    $ 114.6       $ 80.2      $ 53.7
                                                   =====            =====        =====      =====         ====        ====

Ratio of earnings to fixed charges (2).....          3.3x             1.3x         7.3x       5.6x          1.3x         -(3)
                                                     ===              ===          ===        ===           ===          =

(1) The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.
(2) Valero paid no dividends on preferred stock with respect to its continuing operations during the periods indicated; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.
(3) For the year ended December 31, 1998, earnings were insufficient to cover fixed charges by $77.7 million. This deficiency was due primarily to a $170.9 million pre-tax charge to write down the carrying amount of Valero's inventories to market value. Excluding the effect of the inventory write-down, the ratio of earnings to fixed charges would have been 2.7x.

